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                               November 10, 2020

       Thurman J. Rodgers
       Chief Executive Officer
       Rodgers Silicon Valley Acquisition Corp
       575 Eastview Way
       Woodside, CA 94062

                                                        Re: Rodgers Silicon
Valley Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
14, 2020
                                                            CIK No. 0001828318

       Dear Mr. Rodgers:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted October 14, 2020

       Financial Statements
       Note 8 - Subsequent Events, page F-13

   1. We note that your auditors completed field work and issued their report on your financial statements on October
14, 2020. We further note that footnote 8 to your financial
                                                        statements is
incomplete as to the date your financial statements were available to be issued. Please clarify
for us how your auditors were able to issue their report if it remains unknown when your
financial statements will be available to be issued.
 Thurman J. Rodgers
FirstName LastNameThurman     J. Rodgers
Rodgers Silicon Valley Acquisition Corp
Comapany 10,
November   NameRodgers
              2020       Silicon Valley Acquisition Corp
November
Page 2    10, 2020 Page 2
FirstName LastName
       You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Giovanni Caruso